MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Hancock Horizon Treasury Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund and Hancock Horizon Burkenroad Fund of The Advisors' Inner Circle Fund II (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of October 31, 2005, and from January 31, 2005 through October 31, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2005, and from January 31, 2005 through October 31, 2005, with respect to securities reflected in the investment account of the Funds.

Sincerely,

Hancock Horizon Funds of
The Advisors' Inner Circle Fund II


/s/ Michael Lawson
------------------
Michael Lawson
Controller and Chief Financial Officer
                          r   ERNST & YOUNG LLP     r  Phone:(215) 448-5000
!@#                           Two Commerce Square      Fax:  (215) 448-4069
                              Suite 4000               www.ey.com
                              2001 Market Street
                              Philadelphia,
                              Pennsylvania 19103-7096


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Hancock Horizon Funds of
The Advisors' Inner Circle Fund II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hancock Horizon Treasury Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund and Hancock Horizon Burkenroad Fund (five of the portfolios constituting the Hancock Horizon Funds) of The Advisors' Inner Circle Funds II (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of October 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2005, and with respect to agreement of security purchases and sales, for the period from January 31, 2005 (the date of the last examination), through October 31, 2005:

o Confirmation of all securities held in book entry form by SEI Private Trust Company, the Funds' sub-custodian (which include but are not limited to securities held by the Funds);

o Reconciliation of all such securities between SEI Private Trust Company and the records of Hancock Bank;

o Reconciliation of all securities maintained by Hancock Bank, the Custodian, to the books and records of the Funds;

o Confirmation of all repurchase agreements with brokers and alternative procedures;

o Confirmation of all securities out for transfer with brokers or alternative procedures;

o Agreement of two security purchases and three security sales or maturities from the books and records of the Funds to bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Hancock Horizon Treasury Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund and Hancock Horizon Burkenroad Fund of The Advisors' Inner Circle Funds II complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of October 31, 2005, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Advisors' Inner Circle Funds II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Philadelphia, PA
April 7, 2006


Fund Name                                   State                     Registration          File #

AIC Fund II

Treasury Securities MM Fund - Class A       Alabama                    ANNUAL
                                            Georgia                    OTHER                SCMF-020269
                                            Louisiana                  ANNUAL               103031
                                            Mississippi                ANNUAL               60001564
                                            Texas                      GOOD UNTIL SOLD      M62883
                                            Virginia                   ANNUAL               117018

Treasury Securities MM Fund  - Inst Sweep   Alabama                    ANNUAL
                                            Colorado                   ANNUAL               IC 1995 08501
                                            Georgia                    OTHER                SC MF-020269
                                            Louisiana                  ANNUAL               103030
                                            Mississippi                ANNUAL               60001563
                                            Texas                      GOOD UNTIL SOLD      M62884
                                            Virginia                   ANNUAL               117018

Treasury Securities MM Fund  - Trust Class  Alabama                    ANNUAL
                                            Georgia                    OTHER                SCMF-020269
                                            Louisiana                  ANNUAL               103002
                                            Mississippi                ANNUAL               60001562
                                            Texas                      GOOD UNTIL SOLD      M 62885
                                            Virginia                   ANNUAL               117018

